AMENDMENT NO. 1
                                       ON


                                    FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of June 2006 No. 6

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

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                                EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends the Registrant's Report on Form 6-K for the Month of May 2006 No. 3, as filed with the Securities and Exchange Commission on May 18, 2006 in order to add a footnote to the table on the first page of Exhibit 99.2 thereto. Except as so amended, the Registrant's Report on Form 6-K for the Month of May No. 3 and the exhibits thereto remain as originally filed.

This Form 6-K/A is being incorporated by reference into all effective Registration Statements filed by the Registrant under the Securities Act of 1933.


EXHIBIT NO.

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: June 19, 2006                                  By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary